Exhibit 99.1

First Quarter 2020 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2020 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete First Quarter 2020 Report to Shareholders, including our unaudited interim financial statements for the period ended January 31, 2020, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the First Quarter 2020 Report on the Investor Relations page of www.scotiabank.com.

First Quarter Highlights on a Reported basis (versus Q1, 2019)

•	Net income of $2,326 million, compared to $2,247 million

•	Earnings per share (diluted) of $1.84, compared to $1.71

•	Return on equity of 14.2%, compared to 13.5%

First Quarter Highlights on an Adjusted basis(1) (versus Q1, 2019)

•	Net income of $2,344 million, compared to $2,291 million

•	Earnings per share (diluted) of $1.83, compared to $1.75

•	Return on equity of 13.9%, compared to 13.7%

TORONTO, February 25, 2020 - Scotiabank reported first quarter net income of $2,326 million compared to $2,247 million in the same period last year. Diluted earnings per share (EPS) was $1.84, up 8% from $1.71 in the previous year. Return on equity was 14.2% compared to 13.5% in the previous year.

Adjusted net income(1) increased 2% to $2,344 million and EPS rose to $1.83, up 5% from $1.75 in the previous year. Return on equity was 13.9% compared to 13.7% a year ago.

“We are pleased with our balanced performance this quarter having delivered solid results across all our businesses, and our asset quality remains strong,” said Brian Porter, President and CEO of Scotiabank.

Canadian Banking adjusted earnings increased 5% year-over-year, as a result of strong volume growth combined with higher non-interest income. Canadian Banking continued to improve its productivity ratio and generated positive operating leverage while still investing to grow the business.

International Banking delivered strong loan and deposit growth in the Pacific Alliance. Significant progress was made on the Bank’s footprint optimization this quarter with the successful completion of the sale of operations in Puerto Rico, the U.S. Virgin Islands, El Salvador and the reduction of the Bank’s investment in Thailand.

In its first quarter reporting as a separate business line, Global Wealth Management adjusted earnings grew 11% over the same period last year. Positive results in the segment were driven by robust AUM growth and strong sales growth across multiple channels.

Global Banking and Markets adjusted earnings increased 35% over the same period last year, with strong performance across the trading businesses and driven by asset growth across the footprint.

The Bank’s Common Equity Tier 1 capital ratio remains strong at 11.4%.

“We are pleased with our results this quarter which demonstrate the strength of our diversified businesses. We are focused on realizing the benefits from our technology investments through an improved productivity ratio and greater customer satisfaction,” continued Porter. “We are confident in our future as the leading bank in the Americas. The repositioning of the Bank’s geographic footprint has simplified and focused the Bank and we are positioned to deliver consistent returns and growth to our shareholders.”

(1)	Refer to Non-GAAP Measures section on page 2.

Scotiabank First Quarter Press Release 2020 1

Financial Results

Reported Results	For the three months ended
(Unaudited) ($ millions)	January 31 2020	October 31 2019	January 31 2019
Net interest income	4,392	4,336	4,274
Non-interest income	3,749	3,632	3,330

Total revenue	8,141	7,968	7,604
Provision for credit losses	926	753	688
Non-interest expenses	4,418	4,311	4,171
Income tax expense	471	596	498

Net income	2,326	2,308	2,247

Net income attributable to non-controlling interests in subsidiaries	39	107	111

Net income attributable to equity holders of the Bank
Preferred shareholders and other equity instrument holders	25	64	29
Common shareholders	2,262	2,137	2,107

Earnings per common share (in dollars)
Basic	1.86	1.76	1.72
Diluted	1.84	1.73	1.71

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section in the First Quarter 2020 Report to Shareholders.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

1) Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Global Wealth Management and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian Banking, Global Wealth Management and International Banking operating segments.

B)

Net (gain)/loss on divestitures – The Bank announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The gain/loss on the divestitures is recorded in the Other segment, and relates to the following divestitures:

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Banking operations in the Caribbean (closed Q4, 2019)

2) Allowance for credit losses (ACL) – Additional Scenario – The Bank modified its ACL measurement methodology in Q1, 2020 by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning. The modification resulted in a pre-tax increase in provision for credit losses of $155 million, which was recorded in Canadian Banking, Global Wealth Management, International Banking and Global Banking and Markets operating segments.

2 Scotiabank First Quarter Press Release 2020

3) Derivative Valuation Adjustment – The Bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million in Q1, 2020. This charge was recorded in the Global Banking and Markets and Other operating segments.

4) Impairment charge on software asset – The Bank recorded an impairment loss in the Other operating segment of $44 million pre-tax in Q1, 2020, related to one software asset.

Scotiabank First Quarter Press Release 2020 3

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended January 31, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income	704	980	1,016	842	207	3,749

Total Revenue	2,707	2,985	1,157	1,167	125	8,141
Provision for credit losses	321	580	1	24	—	926
Non-interest expenses	1,233	1,664	737	654	130	4,418

Income before taxes	1,153	741	419	489	(5)	2,797
Income tax expense	301	159	110	117	(216)	471

Net income	$852	$582	$309	$372	$211	$2,326
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	64	3	—	(28)	39

Net income attributable to equity holders	$852	$518	$306	$372	$239	$2,287

Net income attributable to common shareholders						$2,262

Diluted earnings per share (in dollars)						$1.84

Adjustments
Acquisition-related amounts
Integration costs(2)	$—	$71	$5	$—	$—	$76
Amortization of Acquisition-related intangible assets, excluding software(2)	5	12	10	—	—	27

Acquisition-related costs	5	83	15	—	—	103
Allowance for credit losses—Additional scenario(3)	71	77	1	6	—	155
Derivatives valuation adjustment(4)	—	—	—	102	14	116
Net (gain)/loss on divestitures(5)	—	—	—	—	(262)	(262)
Impairment charge on software asset(2)	—	—	—	—	44	44

Adjustments (Pre-tax)	76	160	16	108	(204)	156
Income tax expense/(benefit)	(20)	(43)	(4)	(29)	(42)	(138)

Adjustments (After tax)	56	117	12	79	(246)	18
Adjustment attributable to NCI	—	(20)	—	—	(28)	(48)

Adjustments (After tax and NCI)	$56	$97	$12	$79	$(274)	$(30)

Adjusted Results
Net interest income	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income	704	980	1,016	944	(47)	3,597

Total revenue	2,707	2,985	1,157	1,269	(129)	7,989
Provision for credit losses	250	503	—	18	—	771
Non-interest expenses	1,228	1,581	722	654	80	4,265

Income before taxes	1,229	901	435	597	(209)	2,953
Income tax expense	321	202	114	146	(174)	609

Net income	$908	$699	$321	$451	$(35)	$2,344
Net income attributable to NCI	—	84	3	—	—	87

Net income attributable to equity holders	$908	$615	$318	$451	$(35)	$2,257

Net income attributable to common shareholders						$2,232

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,232
Dilutive impact of share-based payment options and others						46

Adjusted net income attributable to common shareholders (diluted)						$2,278
Weighted average number of basic common shares outstanding (millions)						1,214
Dilutive impact of share-based payment options and others (millions)						33

Adjusted weighted average number of diluted common shares outstanding (millions)						1,247

Adjusted diluted earnings per share (in dollars)						$1.83

Impact of adjustments on diluted earnings per share (in dollars)						$(0.01)

(1)	Refer to Business Segment Review in the Report to Shareholders.
(2)	Recorded in non-interest expenses.
(3)	Recorded in provision for credit losses.
(4)	Recorded in non-interest income.
(5)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

4 Scotiabank First Quarter Press Release 2020

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended October 31, 2019(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,027	$2,093	$142	$337	$(263)	$4,336
Non-interest income	656	1,093	1,007	833	43	3,632

Total Revenue	2,683	3,186	1,149	1,170	(220)	7,968
Provision for credit losses	247	502	—	4	—	753
Non-interest expenses	1,220	1,688	744	631	28	4,311

Income before taxes	1,216	996	405	535	(248)	2,904
Income tax expense	318	231	102	130	(185)	596

Net income	$898	$765	$303	$405	$(63)	$2,308
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	86	4	—	17	107

Net income attributable to equity holders	$898	$679	$299	$405	$(80)	$2,201

Net income attributable to common shareholders						$2,137

Diluted earnings per share (in dollars)						$1.73

Adjustments
Acquisition-related amounts
Integration costs(2)	$—	$69	$10	$—	$—	$79
Amortization of Acquisition-related intangible assets, excluding software(2)	6	13	9	—	—	28

Acquisition-related costs	6	82	19	—	—	107
Net (gain)/loss on divestitures(3)	—	—	—	—	1	1
Adjustments (Pre-tax)	6	82	19	—	1	108
Income tax expense/(benefit)	(2)	(24)	(4)	—	14	(16)

Adjustments (After tax)	4	58	15	—	15	92
Adjustment attributable to NCI	—	(12)	—	—	17	5

Adjustments (After tax and NCI)	$4	$46	$15	$—	$32	$97

Adjusted Results
Net interest income	$2,027	$2,093	$142	$337	$(263)	$4,336
Non-interest income	656	1,093	1,007	833	37	3,626

Total revenue	2,683	3,186	1,149	1,170	(226)	7,962
Provision for credit losses	247	502	—	4	—	753
Non-interest expenses	1,214	1,606	725	631	21	4,197

Income before taxes	1,222	1,078	424	535	(247)	3,012
Income tax expense	320	255	106	130	(199)	612

Net income	$902	$823	$318	$405	$(48)	$2,400
Net income attributable to NCI	—	98	4	—	—	102

Net income attributable to equity holders	$902	$725	$314	$405	$(48)	$2,298

Net income attributable to common shareholders						$2,234

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,234
Dilutive impact of share-based payment options and others						30

Adjusted net income attributable to common shareholders (diluted)						$2,264
Weighted average number of basic common shares outstanding (millions)						1,218
Dilutive impact of share-based payment options and others (millions)						29

Adjusted weighted average number of diluted common shares outstanding (millions)						1,247

Adjusted diluted earnings per share (in dollars)						$1.82

Impact of adjustments on diluted earnings per share (in dollars)						$0.09

(1)	Refer to Business Segment Review in the Report to Shareholders.
(2)	Recorded in non-interest expenses.
(3)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Scotiabank First Quarter Press Release 2020 5

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended January 31, 2019(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,928	$2,045	$143	$372	$(214)	$4,274
Non-interest income	656	1,092	955	703	(76)	3,330

Total Revenue	2,584	3,137	1,098	1,075	(290)	7,604
Provision for credit losses	231	470	2	(16)	1	688
Non-interest expenses	1,187	1,635	723	645	(19)	4,171

Income before taxes	1,166	1,032	373	446	(272)	2,745
Income tax expense	305	204	96	111	(218)	498

Net income	$861	$828	$277	$335	$(54)	$2,247
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	107	4	—	—	111

Net income attributable to equity holders	$861	$721	$273	$335	$(54)	$2,136

Net income attributable to common shareholders						$2,017

Diluted earnings per share (in dollars)						$1.71

Adjustments
Acquisition-related amounts
Integration costs(2)	$—	$24	$7	$—	$—	$31
Amortization of Acquisition-related intangible assets, excluding software(2)	5	15	10	—	—	30

Adjustments (Pre-tax)	5	39	17	—	—	61
Income tax expense/(benefit)	(1)	(12)	(4)	—	—	(17)

Adjustments (After tax)	4	27	13	—	—	44
Adjustment attributable to NCI	—	(5)	—	—	—	(5)

Adjustments (After tax and NCI)	$4	$22	$13	$—	$—	$39

Adjusted Results
Net interest income	$1,928	$2,045	$143	$372	$(214)	$4,274
Non-interest income	656	1,092	955	703	(76)	3,330

Total revenue	2,584	3,137	1,098	1,075	(290)	7,604
Provision for credit losses	231	470	2	(16)	1	688
Non-interest expenses	1,182	1,596	706	645	(19)	4,110

Income before taxes	1,171	1,071	390	446	(272)	2,806
Income tax expense	306	216	100	111	(218)	515

Net income	$865	$855	$290	$335	$(54)	$2,291
Net income attributable to NCI	—	112	4	—	—	116

Net income attributable to equity holders	$865	$743	$286	$335	$(54)	$2,175

Net income attributable to common shareholders						$2,146

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,146
Dilutive impact of share-based payment options and others						45

Adjusted net income attributable to common shareholders (diluted)						$2,191
Weighted average number of basic common shares outstanding (millions)						1,226
Dilutive impact of share-based payment options and others (millions)						29

Adjusted weighted average number of diluted common shares outstanding (millions)						1,255

Adjusted diluted earnings per share (in dollars)						$1.75

Impact of adjustments on diluted earnings per share (in dollars)						$0.04

(1)	Refer to Business Segment Review in the Report to Shareholders.
(2)	Recorded in non-interest expenses.

6 Scotiabank First Quarter Press Release 2020

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended
($ millions)	October 31, 2019			January 31, 2019
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,093	$23	$2,070	$2,045	$79	$1,966
Non-interest income	1,093	13	1,080	1,092	13	1,079

Total revenue	3,186	36	3,150	3,137	92	3,045
Provision for credit losses	502	7	495	470	22	448
Non-interest expenses	1,688	20	1,668	1,635	63	1,572
Income tax expense	231	1	230	204	3	201

Net income	$765	$8	$757	$828	$4	$824

Net income attributable to non-controlling interest in subsidiaries	$86	$2	$84	$107	$9	$98
Net income attributable to equity holders of the Bank	$679	$6	$673	$721	$(5)	$726

Other measures
Average assets ($ billions)	$205	$3	$202	$194	$5	$189
Average liabilities ($ billions)	$156	$3	$153	$150	$7	$143

Scotiabank First Quarter Press Release 2020 7

Business Segment Review

Reorganization of Business Segments

Effective November 1, 2019, the Bank established Global Wealth Management as a separate business segment. Wealth Management results previously reported in the Canadian Banking and International Banking business segments are now being reported in the new business segment. Prior period comparative information for Canadian Banking and International Banking has been restated to reflect this change.

The Bank will now publish financial information across five business segments including:

•	Canadian Banking (excluding Canadian Wealth Management)

•	International Banking (excluding International Wealth Management)

•	Global Wealth Management (including Canadian Wealth Management and International Wealth Management)

•	Global Banking and Markets; and

•	Other

Canadian Banking

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $852 million, a decline of $9 million or 1%. Adjusted net income was $908 million, an increase of $43 million or 5%. The increase was due primarily to higher net interest income driven by strong volume growth and higher non-interest income, partly offset by margin compression, higher non-interest expenses, and higher provision for credit losses.

Q1 2020 vs Q4 2019

Net income attributable to equity holders declined $46 million or 5%. Adjusted net income increased by $6 million or 1%. The increase was due primarily to higher non-interest income partly offset by lower net interest income and higher non-interest expenses.

International Banking

Financial Performance on a Reported Basis

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $518 million, a decrease of $203 million, or 28%. Adjusted net income attributable to equity holders was $615 million, a decrease of $128 million or 17%. The impact of divested operations represents 13% of this decrease with the remaining decline primarily related to tax benefits in Mexico in the prior year.

Q1 2020 vs Q4 2019

Net income attributable to equity holders decreased by $161 million or 24%. Adjusted net income attributable to equity holders decreased $110 million or 15%. The impact of divested operations represents 13% of this decrease. Lower investment gains, lower net interest income, and higher provision for credit losses were partially offset by the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”).

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $518 million, a decrease of $208 million or 29%. Adjusted net income attributable to equity holders was $615 million, a decrease of $130 million or 17%. The impact of divested operations represents 13% of this decrease with the remaining decline primarily related to tax benefits in Mexico in the prior year.

Q1 2020 vs Q4 2019

Net income attributable to equity holders decreased by $155 million or 23%. Adjusted net income attributable to equity holders decreased $104 million or 15%. The decline was due mainly to the impact of divested operations, representing 14% of the decrease. Lower investment gains, lower net interest income, and higher provision for credit losses were partially offset by the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”).

Global Wealth Management

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $306 million, an increase of $33 million or 12%. Adjusted net income increased to $318 million, up 11%. This growth is due primarily to higher fee income driven by strong growth in AUM and AUA partly offset by higher non-interest expenses.

8 Scotiabank First Quarter Press Release 2020

Q1 2020 vs Q4 2019

Net income attributable to equity holders increased $7 million or 2%. Adjusted net income grew by $4 million or 1% due to higher fee-based revenues and the benefit from the Alignment of Reporting Period with the Bank partly offset by seasonally higher share-based payments and employee benefits.

Global Banking and Markets

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $372 million, an increase of $37 million or 11%. Adjusted net income attributable to equity holders was $451 million, an increase of $116 million or 35%. Higher non-interest income was partly offset by higher provision for credit losses, lower net interest income, and the unfavourable impact of foreign currency translation.

Q1 2020 vs Q4 2019

Net income attributable to equity holders decreased by $33 million or 8%. Adjusted net income attributable to equity holders increased by $46 million or 11%. This was due mainly to higher non-interest income, partly offset by higher provision for credit losses and higher non-interest expenses.

Other

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $239 million, compared to a net loss of $54 million. Adjusted net income attributable to equity holders was a net loss of $35 million, compared to a net loss $54 million in the same period last year. This was mainly driven by higher contributions from asset/liability management activities.

Q1 2020 vs Q4 2019

Net income attributable to equity holders increased $319 million. Adjusted net income attributable to equity holders was a net loss of $35 million, compared to a net loss of $48 million. This was mainly driven by higher contributions from asset/liability management activities, partly offset by lower gains on sale of investment securities and higher non-interest expenses.

Credit risk

Allowance for credit losses

Methodology change – Additional Scenario

The Bank revised its allowance for credit losses (ACL) methodology this quarter, by adding an additional, more severe pessimistic forward-looking scenario. In prior periods, the Bank determined its ACL using three probability-weighted forward-looking scenarios. The base case represents the most likely outcome and the other scenarios represent more optimistic and pessimistic outcomes, to which probabilities are assigned. The addition of this scenario resulted in an increase in ACL of $155 million.

The total allowance for credit losses as at January 31, 2020 was $5,095 million. The allowance for credit losses on loans was $5,021 million, down $56 million from the prior quarter, due primarily to the impact of divestitures, partly offset by the impact of the additional pessimistic scenario.

The allowance on impaired loans decreased to $1,533 million from $1,595 million as at October 31, 2019, due primarily to divestitures partially offset by the impact of the additional pessimistic scenario. The allowance against performing loans was higher at $3,488 million compared to $3,482 million as at October 31, 2019, due primarily to the impact of the additional pessimistic scenario, partly offset by the impact of divestitures.

Impaired loans

Gross impaired loans (GILs) decreased by $365 million to $4,770 million as at January 31, 2020, from $5,135 million last quarter due mainly to divestitures in the Caribbean, which reduced GILs by $380 million. The gross impaired loan ratio was 77 basis points as at January 31, 2020, a decrease of seven basis points from last quarter and 13 basis points from prior year, due primarily to the impact of divestitures in International Banking partially offset by new formations.

Net impaired loans in Canadian Banking were $740 million as at January 31, 2020, an increase of $16 million from October 31, 2019. International Banking’s net impaired loans were $2,299 million as at January 31, 2020, a decrease of $311 million from October 31, 2019, mainly due to the impact of divestitures. In Global Banking and Markets, net impaired loans were $174 million as at January 31, 2020, a decrease of $26 million from October 31, 2019 due to repayments. In Global Wealth Management, net impaired loans were $20 million as at January 31, 2020, an increase of $14 million from October 31, 2019. Net impaired loans as a percentage of loans and acceptances were 0.52% as at January 31, 2020, a decrease of six basis point from 0.58% from last quarter.

Scotiabank First Quarter Press Release 2020 9

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 11.4% at January 31, 2020, an increase of approximately 30 basis points from the prior quarter, primarily due to the divestitures which closed during the quarter. Strong internal capital generation was partly offset by good organic growth in risk-weighted assets across the Bank. The CET1 ratio was impacted by the adoption of IFRS 16 (10 basis points), the transition to OSFI’s new securitization requirements (8 basis points), the impact from employee pension and post-retirement benefits on accumulated other comprehensive income, and share buybacks under the Bank’s Normal Course Issuer Bid.

The Bank’s Tier 1 and Total capital ratios were 12.5% and 14.6%, respectively, an increase of approximately 30 and 40 basis points from the prior quarter, primarily due to the above noted impacts to the CET1 ratio.

The Bank’s Leverage ratio was 4.0% at January 31, 2020, a decline of approximately 20 basis points from the prior quarter, primarily due to the growth in low risk assets.

As at January 31, 2020, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

10 Scotiabank First Quarter Press Release 2020

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2019 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.” By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 25, 2020, at 7:15 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 4982601# (please call shortly before 7:15 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 25, 2020, to March 26, 2020, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 3429633#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

12 Scotiabank First Quarter Press Release 2020

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION
Steven Hung	Clancy Zeifman
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 933-8774	(416) 933-1864

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